CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2024
(With Independent Registered Public Accounting Firm's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69166

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLSA Americas, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1155 Avenue of the Americas 17th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Holub	212-549-5062	william.holub@clsa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Brad Schwartz and William Holub, swear that, to the best of our knowledge and belief, the Statement of Financial Condition pertaining to the firm of CLSA Americas, LLC as of December 31, 2024, is true and correct. We further swear that neither the company nor any officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HUA YANG *Hua Yang*
NOTARY PUBLIC-STATE OF NEW YORK *2/27/2025*
No. 02YA6405110
Qualified in New York County
My Commission Expires 03-02-2028

Notary Public

Signature:

Brad Schwartz, Chief Executive Officer

William Holub, Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLSA AMERICAS, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Table of Contents

December 31, 2024



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
CLSA Americas, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CLSA Americas, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2023.

New York, New York
February 28, 2025

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	63,133
Cash and securities segregated under Federal and other regulations		3,000
Receivables:		
Clearing firms		8,980
Brokers and dealers		4,585
Customers		1,305
Affiliates		3,732
Leasehold Improvements, Furniture and equipment, net of accumulated depreciation of $2,556		2,426
Right-of-use assets, net of accumulated amortization of $2,829		8,641
Deferred taxes		16,731
Other assets		1,941
Total assets	$	**114,474**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	878
Customers		4,532
Affiliates		7
Accrued compensation and benefits		4,703
Commission sharing agreement accrued liabilities		4,180
Lease liabilities		9,817
Accrued expenses and other liabilities		4,203
Total liabilities	$	**28,320**

Commitments and contingencies, Note 16

Member's equity		86,154
Total liabilities and member's equity	$	**114,474**

The accompanying notes are an integral part of the Statement of Financial Condition.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association and other market centers/self-regulators. The Company provides brokerage services to institutional investors. In addition, the Company is the U.S. representative broker for CITIC and certain of entities under common control, as well as CL Securities Taiwan Company Limited in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs middle and back office services for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature (less than 3 months) of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

3

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(e)   ***Commission Management Program***

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties and its affiliates in accordance with SEC Rule 28(e).

The Company executes all CCAs or CSAs with Americas domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the Company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

(f)   ***Income Taxes***

The Company is a Limited Liability Company which has elected to be a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation.

The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax expense/(benefit) is recorded as a (payable)/receivable from the Parent. During 2024 the Company did not change its tax allocation policy.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

See *Note 9*, Income Taxes, for additional detail.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(g) *Securities Owned, at fair value*

Trading investments are stated at fair value.

See *Note 8*, Fair Value, for additional detail.

(h) *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 11*, Employee Benefit Plans, for additional detail.

(i) *Deferred Compensation*

The Company amortizes all deferred compensation on a straight-line method over the life of the award.

See *Note 14*, Deferred Compensation, for additional detail.

(j) *Receivables from/Payables to Brokers and Dealers*

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

See *Note 5*, Receivable from/Payable to Broker Dealers, for additional detail.

(k) *Receivables from/Payables to Customers*

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. Payables to customers include securities failed-to-receive.

(l) *Receivables from Clearing Firms*

Securities transactions are cleared through the Company's clearing firms on a fully-disclosed basis. Receivables from clearing firms include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firms also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firms, and $1,000 and $7,000 as cash clearing deposit and margin deposit.

(m) *Leasehold Improvements, Furniture and Equipment*

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 11 years.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(n) *Right-of-use Assets*

The Company's policy is to capitalize operating leases with an initial duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

See *Note 7*, Right-of-use Assets and Lease Liabilities, for additional detail.

(o) *Evaluation of Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from Clearing Firms

The Company's receivables from Clearing Firms primarily include cash from settled transactions, cash for margin and clearing deposit purposes and unsettled commissions receivables. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Clearing Firms. Because of this daily settlement of trades and monthly settlement of cash (representing commissions less clearance and settlement costs), the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The Company reviews the credit quality of the Clearing Firms on a regular basis. The Company has a multi-year relationship with one of it's Clearing Firms with no history of credit losses. While it has entered into a new clearing relationship in 2024, there are no balances with the second clearing firm. The Company's estimate of credit losses considers this history, current conditions, and a reasonable and supportable forecast over the life of the receivable.

The Company has not had any historical losses related to these receivables. Estimated credit losses for these receivables were not material as of December 31, 2024. All receivables from the clearing firms, other than the cash clearing deposit, were originated in 2024.

Receivables from brokers and dealers

The Company carries failed trades for its off-shore affiliates as its 15a-6 broker. Fail-to-deliver securities are included in Receivable from brokers and dealers. The Company reviews the credit quality of its affiliates and customers on a regular basis.

The Company has not had any historical losses related to these receivables. Estimated credit losses for these receivables were not material as of December 31, 2024. All receivables from brokers and dealers were originated in 2024.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

Receivables from Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. The Company reviews the credit quality of its affiliates and customers on a regular basis.

The Company has not had any historical losses related to these receivables. Estimated credit losses for these receivables were not material as of December 31, 2024. All receivables from customers were originated in 2024.

(3) Accounting Pronouncements Not Yet Adopted

Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by jurisdiction that meet a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws or tax credits; effect of cross-border tax laws; valuation allowances; nontaxable items and nondeductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold.

The standard is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company plans to adopt the ASU for the annual reporting period beginning on January 1, 2025, and is currently evaluating the impact on disclosures.

(4) Cash and securities segregated under Federal and other regulations

The Company is required to calculate its reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2024, $3,000 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(5) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers excluding the Company's Clearing Firm as of December 31, 2024, consisted of the following:

	Receivables		Payables	
Securities failed-to-deliver/receive	$	4,532	$	878
Other receivables from brokers and dealers		53		-
	$	4,585	$	878

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(6)   Leasehold Improvements, Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2024, consisted of the following:

Furniture and fixtures	$	731
Leasehold improvements		1,077
Computer equipment and hardware		2,976
Software		198
		4,982
Less: Accumulated depreciation/amortization		(2,556)
	$	**2,426**

(7)   Right-of-use Assets and Lease Liabilities

On adoption of ASU 2016-02, the Company applied a modified retrospective transition and as such recognized lease liabilities in relation to leases which had previously been classified as "operating leases" under generally accepted accounting principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's borrowing rates.

The weighted average borrowing rate is 4.0%.

The weighted average remaining lease term is 7.1 years.

The Company's Right-of-use assets as of December 31, 2024, consisted of the following:

Office space	$	10,750
Data centers		720
		11,470
Less: accumulated depreciation		(2,829)
	$	**8,641**

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024 are as follows:

Year	Payments Due
2025	$ 1,408
2026	1,374
2027	1,325
2028	1,425
2029 and thereafter	5,816
Total Undiscounted lease payments	11,348
Less: Imputed interest	(1,531)
Total lease liabilities	$ **9,817**

(8) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs were used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. During the year ended December 31, 2024, the Company did not have any such transfers.

The Company does not have any Financial Instruments that are required to be measured at Fair Value.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

Estimated Fair Value of Financial Assets and Liabilities Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial assets and liabilities as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 63,133	-	-	$ 63,133
Cash and securities segregated	3,000	-	-	3,000
Receivables-Clearing Firm	8,000	$ 980	-	8,980
Receivables-Brokers and dealers	-	4,585	-	4,585
Receivables-Customers	-	1,305	-	1,305
Receivables-Affiliates	-	3,732	-	3,732
Total assets	**$ 74,133**	**$ 10,602**	**$ -**	**$ 84,735**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Brokers and dealers	-	$ 878	-	$ 878
Payables-Customers	-	4,532	-	4,532
Payables-Affiliates	-	7	-	7
Total liabilities	**$ -**	**$ 5,417**	**$ -**	**$ 5,417**

(9)   Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued restructuring costs not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$ 1,049
Deferred rent	2,454
Right-of-use assets	(2,195)
Depreciation	(47)
Accrued liabilities	6
Net operating loss and other carryforward	15,464
Net deferred tax asset	$ 16,731

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

The Company regularly evaluates the need for deferred tax asset valuation allowances based on a more likely than not standard as defined by generally accepted accounting principles. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The Company considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- tax planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors, including but not limited to:

- nature, frequency and severity of recent losses;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The Company's accounting for deferred taxes represents management's best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on the Company's financial condition and results of operations.

The Company considers objectively verifiable evidence that its current earnings model is capable of generating future taxable income sufficient to utilize the net operating loss carryforwards as of December 31, 2024.

Other positive evidence considered in connection with the Company's decision not to setup a valuation allowance on its deferred tax asset include the historic ability to utilize deferred tax assets before they expire, as well as its detailed forecasts projecting the realization of the deferred tax assets before expiration.

Upon considering all of the available positive and negative evidence, and the extent to which that evidence was objectively verifiable, the Company determined that the positive evidence outweighs the negative evidence and the deferred tax assets are more likely than not realizable.

The principal reasons for the difference between the effective tax rates and the 2024 Federal corporate statutory tax rate of 21% are non-deductibility of travel and entertainment expenses and state taxes.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. Prior to January 1, 2021, the Company was subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2024, the Company and the Parent tax returns for 2021 to 2023 are subject to examination by Federal, state and local tax authorities. The Federal tax authority completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2024, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2024, the Company has not recognized any amounts associated with unrecognized tax benefits.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

As of December 31, 2024, the Company has a Federal net operating loss carryforward of $64,658 which begin to expire in 2035.

As of December 31, 2024, the Company has State and Local net operating loss carryforwards of $33,262 which begin to expire in 2027.

(10) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear") and CLSA Singapore in accordance with Service Level Agreements ("SLAs"). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. The related payable of $407 is included in Receivable from affiliates and the related payable of $6 is included in Payable to affiliates.

The Company allocates expenses to Limited, SetClear, CLSA India Private Ltd, CLSA Finance Limited, CSI Global Markets Ltd., CSI Capital Management Ltd., CITIC Securities International USA, LLC ("CSIUSA") and the Parent in accordance with SLAs. The services provided to affiliates under the SLAs primarily relate to management, sales, trading and marketing services, technology and other middle and back office functions. The Company entered into Residual Profit Split agreements ("RPSs") based upon the business lines operating within the Company. Under the RPSs agreements, the Company recognizes a portion of the global business profitability or loss as additional income or expense. While management believes that these fees and expenses are calculated on a reasonable basis, they may not be indicative of the costs that would been incurred on a stand-alone basis. A related receivable of $1,326 is in Receivable from affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates and reimbursed by the Company. The related payable of $69 are net within Receivables from affiliates and a payable of $1 for such expenses are included in Payable to affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company and reimbursed by the affiliates. Such amounts are billed and collected on a monthly basis. The expenses paid on behalf of affiliates by the Company for the year ended December 31, 2024, were $1,928. The related receivable of $381 is in Receivables from affiliates.

The Company executes orders for Limited, CLSA Global Markets Limited and CSI Capital Markets Limited, on which it earns execution fees and commissions. These orders are only in securities listed or traded on markets in North or South America. The related receivable of $959 is in Receivables from affiliates.

The Company acts as the collection agent for all payments to CLSA Group for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research and retention services provided by other CLSA entities. During the year ended December 31, 2024, the Company issued research invoices for $7,378 on behalf of Limited for research services provided to Americas clients. The payable of $396 as of December 31, 2024, are net within Receivables from affiliates. During the year ended December 31, 2024, the Company issued retention invoices for $1,590 on behalf of Limited for research services provided to Americas clients. The payable of $1,493 as of December 31, 2024, are net within Receivables from affiliates.

During the year ended December 31, 2024, the Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients of $92, which are netted in Commissions in the Statement of Operations. The payable of $18 as of December 31, 2024, are net within Receivables from affiliates.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2024
(U.S. dollars in thousands unless otherwise noted)

During the year ended December 31, 2024, the Company's affiliates accrued CCA/CSA account credits due to CLSAA for Americas domiciled clients of $23,054. As of December 31, 2024, the receivable of $3,409 is in Receivable from affiliates.

The Company leases office space to an affiliate. During the year ended December 31, 2024 the Company received payments from the affiliate under the Sublease of $133. The receivable of $11 as of December 31, 2024, is in Receivable from affiliates.

The Company's application of the modified benefit-for-loss method will result in cash payments to the Parent of $119. Cash payments to the Parent primarily relate to the estimated net operating loss utilization by affiliates during the year. The related receivable of $28 as of December 31, 2024 is in Receivable from affiliates.

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. As of December 31, 2024, the amount in the Company's cash pool account was $22,218 which is included in Cash and cash equivalents on the Statement of Financial Condition. The account balance is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company has a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The Finance Credit Facility include customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Finance Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2024, the Company did not draw upon the Finance Credit Facility. As of December 31, 2024, there was no amount outstanding under the Finance Credit Facility.

(11) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 75% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

As of December 31, 2024 there was no liability.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

(12) Regulatory Requirements

As a broker-dealer and as an introducing broker regulated by the CFTC, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2024, the Company had net capital of $39,676, which was $39,426 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. For all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis, the Company is exempt from Rule 15c3-3.

(13) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities and thus does not typically hold overnight positions.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2024

(U.S. dollars in thousands unless otherwise noted)

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(14) Deferred Compensation

The Company issues cash-based deferred compensation to employees, at its discretion. For all deferred compensation, vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. The amount of unvested deferred cash-based compensation commitments as of December 31, 2024 was $325.

For cash-based deferred compensation, as of December 31, 2024, the Company had accrued liabilities of $1,738, included in Accrued compensation and benefits on the Statement of Financial Condition.

(15) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses country profitability at a global level as well as excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(16) Commitments and Contingencies

The Company has entered into various office and data center leases. Such leases have been recorded on the books as a Right-of-use asset, as described in *Note 8*, Right-of-use Asset and Lease Liabilities.

(17) Subsequent Events

We evaluated subsequent events through February 28, 2025, the date the financial statements were available to be issued.

No subsequent events were identified that require recognition or disclosure in the financial statements.